United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Concrete Pumping Holdings, Inc.

        Registration Statement on Form S-1

        File No. 333- 230673

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, UBS Securities LLC, on behalf of the several Underwriters, hereby joins in the request of Concrete Pumping Holdings, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 9, 2019 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The flowing is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

        (i)    Date of preliminary prospectus: May 6, 2019;

        (ii)    Date of distribution: May 6, 2019 through May 9, 2019;

        (iii)   Number of prospective underwriters to whom the preliminary prospectus was furnished: 4;

        (iv)   Number of prospectuses so distributed: approximately 3,112; and

        (v)    We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Act of 1934.

Very truly yours,

UBS SECURITIES LLC

On behalf of themselves and the several Underwriters

UBS SECURITIES LLC

By: /s/ Anthony Faria

       Name: Anthony Faria
       Title:   Director

By: /s/ Evan Riley

       Name: Evan Riley
       Title:   Managing Director